Exhibit 99.3

PROMISSORY NOTE

STATE OF NEW JERSEY, COUNTY OF BERGEN, ss.

December 24, 2013

$1,995,256.50

FOR VALUE RECEIVED, Jare Investment LLC, a New Jersey limited liability company, having an address at 870 Closter Dock Road, Alpine, New Jersey 07620 ("Maker"), hereby covenants and promises to pay to Richard Kurtz, having an address at 270 Sylvan Avenue, Englewood Cliffs, New Jersey 07632 ("Payee"), or order, at Payee's address first above written or at such other address as Payee may designate in writing, One Million Nine Hundred Ninety Five Thousand Two Hundred Fifty Six and 50/100ths Dollars ($1,995,256.50), lawful money of the United States of America, together with interest thereon computed from the date hereof at the rate of 1.65 percent per annum, which principal and interest shall be payable, interest only at the aforesaid rate in annual installments commencing on the first day of January, 2015, and continuing on the first day of each succeeding year, until January 1, 2021, on which date all outstanding principal and accrued interest shall be due and payable.

Maker covenants and agrees with Payee following:

1. Maker will pay the indebtedness evidenced by this Note as provided herein.

2. In the event any payment due hereunder shall not be paid on the date when due, such payment shall bear interest at the lesser of ten percent per annum, or the highest lawful rate permitted under applicable law, from the date when such payment was due until paid. This paragraph shall not be deemed to extend or otherwise modify or amend the date when such payments are due hereunder. The obligations of Maker under this Note are subject to the limitation that payments of interest shall not be required to the extent that the charging of or the receipt of any such payment by Payee would be contrary to the provisions of law applicable to Payee limiting the maximum rate of interest which may be charged or collected by Payee.

3. The holder of this Note may declare the entire unpaid amount of principal and interest under this Note to be immediately due and payable if Maker defaults in the due and punctual payment of any installment of principal or interest hereunder.

4. Maker shall have the right to prepay the indebtedness evidenced by this Note, in whole or in part, without penalty, upon ten days prior written notice to Payee. The installment payments provided for herein shall continue without change after any such prepayment.

5. Maker, and all guarantors, endorsers and sureties of this Note, hereby waive presentment for payment, demand, protest, notice of protest, notice of nonpayment, notice of intention to accelerate maturity, notice of acceleration of maturity, and notice of dishonor of this Note. Maker and all guarantors, endorsers and sureties consent that the holder of this Note at any time may extend the time of payment of all or any part of the indebtedness secured hereby, or may grant any other indulgences.

6. If Maker shall default under this Note, Maker shall pay to Payee, as compensation for attorneys' fees which may be incurred by Payee, an amount equal to 3 percent of the then outstanding obligations.

7. Any notice or demand required or permitted to be made or given hereunder shall be deemed sufficiently given or made if given by personal service or by Federal Express courier or by certified or registered mail, return receipt requested, addressed, if to Maker, at Maker's address first above written, or if to Payee, at Payee's address first above written. Either party may change its address by like notice to the other party.

8. This Note may not be changed or terminated orally, but only an agreement in writing signed by the party against whom enforcement of any change, modification, termination, waiver, or discharge is sought. This Note shall be construed and enforced in accordance with the laws of New Jersey.

IN WITNESS WHEREOF Maker has executed this Note on the date first above written.

JARE INVESTMENT LLC
By:	/s/ Joseph Spadaccini
Joseph Spadaccini, Member